Press Release

Celebrating 100 years

CN Delivers Solid First Quarter Results Despite Network Disruptions

Railroad demonstrates resiliency with solid performance amidst month-long illegal blockades and impacts of the COVID-19 pandemic

MONTREAL, April 27, 2020 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2020.

“CN's team of dedicated railroaders has demonstrated the Company's ability to overcome difficult situations and keep the economy moving,” said JJ Ruest, president and chief executive officer of CN. “I am very proud of how we recovered quickly in March from the service disruptions in February. Our network is very fluid, and we are continuing the temporary right-sizing of our resources to match the weaker demand caused by the global recession. We are committed to providing long-term shareholder value by delivering on our strategic capacity investments for growth and by deploying technological innovations."

Financial results highlights
First-quarter 2020 compared to first-quarter 2019

•	Revenues of C$3,545 million remained flat.

•	Diluted earnings per share (EPS) of C$1.42, an increase of 31 per cent, and adjusted diluted EPS of C$1.22, an increase of four per cent. (1)

•	Operating ratio of 65.7 per cent, an improvement of 3.8 points (or 1.5 points on an adjusted basis). (1)

•	Operating income of C$1,215 million, an increase of 13 per cent (or four per cent on an adjusted basis). (1)

Revised 2020 financial outlook, liquidity, and scenario analysis (2)
The COVID-19 pandemic is having an unprecedented and extraordinary impact on the economy. The economic outlook, and therefore overall demand for transportation services, are highly correlated with the duration of containment measures and the impacts on businesses and consumers, which at this point remain uncertain. As a result, CN is withdrawing its 2020 financial guidance and 3-year targets provided at the 2019 Investor Day.
CN has a solid track record of resiliency in periods of economic weakness. The Company’s strong investment grade credit rating, top-tier amongst all companies and the best in the rail industry, has once again proven its strategic value, providing CN with robust low-cost liquidity. The Company will continue to pause share repurchases in these economic circumstances and will reassess on an ongoing basis.
While it is clear that no one can predict the ultimate impact of the current global economic environment, based on what we know today, the Company is still working to generate a minimum of approximately C$2.5 billion of free cash flow. (1)
CN is committed to maintaining its previously announced 2020 dividend increase of 7%.

CN | 2020 Quarterly Review – First Quarter 1

Press Release

First-quarter 2020 revenues, traffic volumes and expenses
Revenues for the first quarter of 2020 of C$3,545 million remained flat when compared to the same period in 2019. The inclusion of TransX within the domestic market of the intermodal commodity group, freight rate increases, higher volumes of petroleum crude and increased shipments of Canadian grain, were offset by lower volumes across all other commodity groups mostly due to the impacts of the illegal blockades in February 2020 and the COVID-19 pandemic in late March.

RTMs, measuring the relative weight and distance of freight transported by CN, declined by one per cent from the year-earlier period. Freight revenue per RTM increased by two per cent over the year-earlier period, mainly due to the inclusion of TransX in the intermodal commodity group and freight rate increases.

Operating expenses for the first quarter decreased by five per cent to C$2,330 million, mainly driven by lower labor costs, depreciation expense and fuel expense.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the global supply chain. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.
2020 assumptions
CN’s 2020 key assumptions provided in our 2019 year-end earnings news release of January 28, 2020 are withdrawn and can no longer be relied upon given the high degree of business uncertainty caused by the COVID-19 pandemic, its severity, magnitude and duration, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our business, financial position, results of operations and liquidity. In 2020, CN now plans to invest approximately C$2.9 billion in its capital program, of which C$1.6 billion is still targeted toward track and railway infrastructure maintenance. A reduction of C$0.2 billion in CN's capital program reflecting lower volumes was partly offset by approximately C$0.1 billion due to the negative impact of foreign exchange, resulting in a net C$0.1 billion reduction.
Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of a pandemic outbreak of a contagious illness; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.
This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

2 CN | 2020 Quarterly Review – First Quarter

Press Release

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052

CN | 2020 Quarterly Review – First Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended March 31
	2020	2019
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,545	3,544
Freight revenues ($ millions)	3,424	3,413
Operating income ($ millions)	1,215	1,080
Adjusted operating income ($ millions) (2)	1,215	1,164
Net income ($ millions)	1,011	786
Adjusted net income ($ millions) (2)	870	848
Diluted earnings per share ($)	1.42	1.08
Adjusted diluted earnings per share ($) (2)	1.22	1.17
Free cash flow ($ millions) (2)	573	286
Gross property additions ($ millions)	603	918
Share repurchases ($ millions)	379	432
Dividends per share ($)	0.5750	0.5375
Financial position (1)
Total assets ($ millions)	46,435	42,609
Total liabilities ($ millions)	27,601	25,081
Shareholders' equity ($ millions)	18,834	17,528
Financial ratio
Operating ratio (%)	65.7	69.5
Adjusted operating ratio (%) (2)	65.7	67.2
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	113,979	115,859
Revenue ton miles (RTMs) (millions)	58,370	59,067
Carloads (thousands)	1,335	1,418
Route miles (includes Canada and the U.S.)	19,500	19,500
Employees (end of period)	23,975	27,119
Employees (average for the period)	25,264	26,024
Key operating measures
Freight revenue per RTM (cents)	5.87	5.78
Freight revenue per carload ($)	2,565	2,407
GTMs per average number of employees (thousands)	4,512	4,452
Operating expenses per GTM (cents)	2.04	2.13
Labor and fringe benefits expense per GTM (cents)	0.65	0.69
Diesel fuel consumed (US gallons in millions)	108.9	117.5
Average fuel price ($/US gallon)	2.90	3.04
GTMs per US gallon of fuel consumed	1,047	986
Train productivity (GTMs per train mile)	9,134	8,684
Car velocity (car miles per day)	181	173
Through dwell (hours)	8.3	8.7
Through network train speed (miles per hour)	18.2	17.1
Locomotive utilization (trailing GTMs per total horsepower)	183	186
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	2.14	2.20
Accident rate (per million train miles)	1.98	3.10

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, train productivity, through dwell, locomotive utilization, car velocity and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2020 Quarterly Review – First Quarter

Supplementary Information – unaudited

	Three months ended March 31
	2020	2019	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	791	735	8%	7%
Metals and minerals	405	421	(4%)	(4%)
Forest products	433	456	(5%)	(6%)
Coal	143	163	(12%)	(12%)
Grain and fertilizers	610	577	6%	5%
Intermodal	849	850	—%	—%
Automotive	193	211	(9%)	(9%)
Total freight revenues	3,424	3,413	—%	—%
Other revenues	121	131	(8%)	(8%)
Total revenues	3,545	3,544	—%	—%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	13,688	12,749	7%	7%
Metals and minerals	6,476	6,570	(1%)	(1%)
Forest products	6,322	6,818	(7%)	(7%)
Coal	4,078	4,294	(5%)	(5%)
Grain and fertilizers	14,199	13,867	2%	2%
Intermodal	12,762	13,848	(8%)	(8%)
Automotive	845	921	(8%)	(8%)
Total RTMs	58,370	59,067	(1%)	(1%)
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.78	5.77	—%	—%
Metals and minerals	6.25	6.41	(2%)	(3%)
Forest products	6.85	6.69	2%	2%
Coal	3.51	3.80	(8%)	(8%)
Grain and fertilizers	4.30	4.16	3%	3%
Intermodal	6.65	6.14	8%	8%
Automotive	22.84	22.91	—%	(1%)
Total freight revenue / RTM	5.87	5.78	2%	1%
Carloads (thousands) (3)
Petroleum and chemicals	173	168	3%	3%
Metals and minerals	241	235	3%	3%
Forest products	88	96	(8%)	(8%)
Coal	77	80	(4%)	(4%)
Grain and fertilizers	150	149	1%	1%
Intermodal	548	624	(12%)	(12%)
Automotive	58	66	(12%)	(12%)
Total carloads	1,335	1,418	(6%)	(6%)
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,572	4,375	5%	4%
Metals and minerals	1,680	1,791	(6%)	(7%)
Forest products	4,920	4,750	4%	3%
Coal	1,857	2,038	(9%)	(9%)
Grain and fertilizers	4,067	3,872	5%	5%
Intermodal	1,549	1,362	14%	14%
Automotive	3,328	3,197	4%	4%
Total freight revenue / carload	2,565	2,407	7%	6%

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

(2)	Amounts expressed in Canadian dollars.

(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

CN | 2020 Quarterly Review – First Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months ended March 31, 2020, the Company's adjusted net income was $870 million, or $1.22 per diluted share, which excludes a current income tax recovery of $141 million ($0.20 per diluted share) resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.
For the three months ended March 31, 2019, the Company's adjusted net income was $848 million, or $1.17 per diluted share, which excludes a depreciation expense of $84 million, or $62 million after-tax ($0.09 per diluted share), related to costs previously capitalized for a Positive Train Control (PTC) back office system, following the deployment of a replacement system.
The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2020 and 2019, to the adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2020	2019
Net income	$1,011	$786
Adjustments:
Depreciation expense	—	84
Income tax recovery (1)	(141)	(22)
Adjusted net income	$870	$848
Basic earnings per share	$1.42	$1.08
Impact of adjustments, per share	(0.20)	0.09
Adjusted basic earnings per share	$1.22	$1.17
Diluted earnings per share	$1.42	$1.08
Impact of adjustments, per share	(0.20)	0.09
Adjusted diluted earnings per share	$1.22	$1.17

(1)	The tax effect of adjustments reflects tax law and rate enactments, as well as tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

6 CN | 2020 Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

The following table provides a reconciliation of operating income and operating ratio, as reported for the three months ended March 31, 2020 and 2019, to the adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentage	2020	2019
Operating income	$1,215	$1,080
Adjustment: Depreciation expense	—	84
Adjusted operating income	$1,215	$1,164
Operating ratio (1)	65.7%	69.5%
Impact of adjustment	—	(2.3)-pts
Adjusted operating ratio	65.7%	67.2%

(1)	Operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.34 and $1.33 per US$1.00 for the three months ended March 31, 2020 and 2019, respectively.
On a constant currency basis, the Company's net income for the three months ended March 31, 2020 would have remained the same.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three months ended March 31, 2020 and 2019, to free cash flow:

	Three months ended March 31
In millions	2020	2019
Net cash provided by operating activities	$1,180	$997
Net cash used in investing activities	(607)	(878)
Net cash provided before financing activities	573	119
Adjustment: Acquisition, net of cash acquired (1)	—	167
Free cash flow	$573	$286

(1)	Relates to the acquisition of the TransX Group of Companies ("TransX"). See Note 3 - Business combinations to CN's 2020 unaudited Interim Consolidated Financial Statements for additional information.

CN | 2020 Quarterly Review – First Quarter 7

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2020	2019
Debt		$15,287	$13,433
Adjustments:
Operating lease liabilities, including current portion		493	567
Pension plans in deficiency		527	475
Adjusted debt		$16,307	$14,475
Net income		$4,441	$4,373
Interest expense		546	498
Income tax expense		1,122	1,349
Depreciation and amortization		1,514	1,446
EBITDA		7,623	7,666
Adjustments:
Other income		(62)	(372)
Other components of net periodic benefit income		(319)	(305)
Operating lease cost		166	208
Adjusted EBITDA		$7,408	$7,197
Adjusted debt-to-adjusted EBITDA multiple (times)		2.20	2.01

8 CN | 2020 Quarterly Review – First Quarter